Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Idaho Cobalt Project Drill Program Increases Resources

Vancouver, B.C., September 27, 2004 Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce the most recently available results from the ongoing 25,000 foot drill program on its 100% owned Idaho Cobalt Project. The drill program is designed to develop additional reserves and resources along strike and down-dip on the Ram deposit. In addition, the program will test for unexplored hangingwall mineralization. Drill holes will also improve the knowledge of the ore zones and minimize development risk. A preliminary review of the drill program results to date demonstrate an increase in the measured and indicated resource.

The existing previously announced and SEDAR filed reserves and resources are based on results of drilling to a maximum vertical depth of only 650 feet below surface. The bulk of these reserves and resources are from the main zone which is comprised of up to three stacked mineralized horizons. This zone appears to be strongest between 2+00S and 6+00N, however it remains open along strike and down-dip. To date, drill Holes R04-01, R04-03, and R04-05 through R04-15 have been completed totaling 12,447 feet.

The results announced in August 2004 from drill holes R04-01 and R04-03 were successful in confirming down-dip mineralization an additional vertical 120 feet on section 8+00N and 460 feet on section 6+00N. Similarly, the results from new drill holes verify down-dip mineralization an additional vertical 273 feet on section 4+00N (R04-05 and R04-08) beyond the previously defined depth of mineralization. Mineralization has thus been extended down dip along 400 feet of strike and remains open. As well, an additional 200 feet of main zone mineralization has been defined along strike to the south on section 8+00S (R04-07) and remains open.

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project. Drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay. A current list of drill holes, intersections and location map are available from the Company directly. Significant results from drill holes R04-05, R04-07 & 08 are as follows:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-05/ 1395 / -64.5⁰	243.4⁰	4+00N / 16+70E	957.2	959.1	1.9	1.9	0.57	0.01	0.0062
			964.0	971.3	7.3	6.8	0.41	0.01	0.0035
		main zone	1215.7	1224.0	8.3	7.8	0.32	0.64	0.0114
		main zone	1241.5	1254.3	12.8	**12.1**	**0.77**	**1.26**	**0.0063**
		main zone	1265.3	1272.0	6.7	**6.3**	**1.41**	**0.33**	**0.0273**
			1316.8	1320.9	4.1	3.9	0.57	0.29	0.0081
R04-07 / 477 / -61⁰	243.4⁰	8+00S / 2+25E	281.0	286.0	5.0	**4.9**	**0.55**	**0.06**	**0.0078**
R04-08 / 1522 ft / -70⁰	243.4⁰	4+00N / 17+40E	664.8	666.8	2.0	**1.7**	**4.00**	**0.05**	**0.0382**
			706.1	709.4	3.3	2.8	0.85	0.37	0.0112
			1044.7	1048.7	4.0	**3.9**	**1.05**	**0.00**	**0.0133**
			1259.0	1263.0	4.0	3.8	0.39	0.68	0.0145
		main zone	1290.7	1295.0	4.3	4.0	0.37	0.57	0.0206
		main zone	1358.6	1365.5	6.9	**6.5**	**1.17**	**0.84**	**0.0196**
		main zone	1388.7	1399.7	11.0	10.0	0.38	0.52	0.0074

(Cont.)

Significant results previously released for R04-01 and R04-03 are provided below for reference:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-01 / 900 ft / -82^0	244^0	8+00N/12+10E	429.0	433.2	4.2	3.2	0.64	0.03	0.0090
			561.0	577.2	16.2	12.3	0.23	0.05	0.003
		main zone	633.5	637.1	3.6	**2.7**	**0.57**	**0.29**	**0.0046**
			809.5	813.8	4.3	3.3	0.54	2.24	0.0026
R04-03 / 1610 ft / -70^0	244^0	6+00N/18+20E	919.0	927.0	8.0	**6.1**	**1.49**	**0.14**	**0.0139**
			1122.0	1125.0	3.0	2.7	0.59	0.07	0.0130
		main zone	1410.3	1430.0	14.7	**13.5**	**0.60**	**0.43**	**0.0066**

To ensure validity of results, Formation employs a regimented sampling procedure, including the submittal of different standard samples of known grade, blank samples and random duplicate samples to ensure results can be replicated. Further results will be released when available.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.
